Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended September 30, 2022
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended September 30, 2022

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)
For the periods ended September 30,
($ millions, except per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	2022	2021 (1)	2022	2021 (1)

Revenues	1
Gross Sales		18,697	13,434	56,827	34,270
Less: Royalties		1,226	733	3,993	1,639
		17,471	12,701	52,834	32,631
Expenses	1
Purchased Product		10,012	6,691	26,890	16,149
Transportation and Blending		2,684	1,966	8,707	5,639
Operating		1,439	1,150	4,207	3,428
(Gain) Loss on Risk Management	28	(28)	157	1,540	951
Depreciation, Depletion and Amortization	14,15	1,047	1,153	3,209	3,234
Exploration Expense		73	5	99	15
(Income) Loss From Equity-Accounted Affiliates	16	(9)	(13)	(11)	(40)
General and Administrative	5	128	158	545	491
Finance Costs	6	207	360	631	836
Interest Income		(21)	(4)	(44)	(11)
Integration Costs	7	27	45	79	302
Foreign Exchange (Gain) Loss, Net	8	316	196	406	(93)
Revaluation (Gains)	4	(549)	—	(549)	—
Re-measurement of Contingent Payments	21	(109)	135	142	571
(Gain) Loss on Divestiture of Assets	9	60	(25)	(244)	(97)
Other (Income) Loss, Net	10	(59)	(107)	(467)	(208)
Earnings (Loss) Before Income Tax		2,253	834	7,694	1,464
Income Tax Expense (Recovery)	11	644	283	2,028	469
Net Earnings (Loss)		1,609	551	5,666	995

Net Earnings (Loss) Per Common Share ($)	12
Basic		0.83	0.27	2.87	0.48
Diluted		0.81	0.27	2.79	0.47

(1) See Note 3 for revisions to prior period results.

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended September 30,
($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2022	2021	2022	2021

Net Earnings (Loss)		1,609	551	5,666	995
Other Comprehensive Income (Loss), Net of Tax	25
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post- Employment Benefits		1	(1)	58	21
Change in the Fair Value of Equity Instruments at FVOCI (1)		2	1	2	—
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		724	235	896	(76)
Total Other Comprehensive Income (Loss), Net of Tax		727	235	956	(55)
Comprehensive Income (Loss)		2,336	786	6,622	940

(1) Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

	Notes	September 30, 2022	December 31, 2021

Assets
Current Assets
Cash and Cash Equivalents		3,494	2,873
Accounts Receivable and Accrued Revenues		4,302	3,870
Income Tax Receivable		111	22
Inventories		4,356	3,919
Assets Held for Sale	9	—	1,304
Total Current Assets		12,263	11,988
Restricted Cash	22	205	186
Exploration and Evaluation Assets, Net	1,13	663	720
Property, Plant and Equipment, Net	1,14	35,907	34,225
Right-of-Use Assets, Net	1,15	1,880	2,010
Income Tax Receivable		66	66
Investments in Equity-Accounted Affiliates	16	361	311
Other Assets	17	323	431
Deferred Income Taxes		495	694
Goodwill	1,18	2,923	3,473
Total Assets		55,086	54,104

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		6,250	6,353
Short-Term Borrowings	19	—	79
Lease Liabilities	20	297	272
Contingent Payments	21	294	236
Income Tax Payable		1,093	179
Liabilities Related to Assets Held for Sale	9	—	186
Total Current Liabilities		7,934	7,305
Long-Term Debt	19	8,774	12,385
Lease Liabilities	20	2,572	2,685
Contingent Payments	21	197	—
Decommissioning Liabilities	22	2,759	3,906
Other Liabilities	23	864	929
Deferred Income Taxes		4,212	3,286
Total Liabilities		27,312	30,496
Shareholders’ Equity		27,762	23,596
Non-Controlling Interest		12	12
Total Liabilities and Equity		55,086	54,104

Commitments and Contingencies	31

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 24)	(Note 24)	(Note 24)			(Note 25)

As at December 31, 2020	11,040	—	—	4,391	501	775	16,707	—
Net Earnings (Loss)	—	—	—	—	995	—	995	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(55)	(55)	—
Total Comprehensive Income (Loss)	—	—	—	—	995	(55)	940	—
Common Shares Issued	6,110	—	—	—	—	—	6,110	—
Preferred Shares Issued	—	519	—	—	—	—	519	—
Warrants Issued	—	—	216	—	—	—	216	—
Warrants Exercised	2	—	—	—	—	—	2	—
Stock-Based Compensation Expense	—	—	—	11	—	—	11	—
Base Dividends on Common Shares	—	—	—	—	(106)	—	(106)	—
Dividends on Preferred Shares	—	—	—	—	(26)	—	(26)	—
Non-Controlling Interest	—	—	—	—	—	—	—	11
As at September 30, 2021	17,152	519	216	4,402	1,364	720	24,373	11

As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12
Net Earnings (Loss)	—	—	—	—	5,666	—	5,666	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	956	956	—
Total Comprehensive Income (Loss)	—	—	—	—	5,666	956	6,622	—
Common Shares Issued on Exercise of Stock Options	165	—	—	(32)	—	—	133	—
Purchase of Common Shares Under NCIB (2) (Note 24)	(826)	—	—	(1,317)	—	—	(2,143)	—
Warrants Exercised	76	—	(25)	—	—	—	51	—
Stock-Based Compensation Expense	—	—	—	10	—	—	10	—
Base Dividends on Common Shares	—	—	—	—	(481)	—	(481)	—
Dividends on Preferred Shares	—	—	—	—	(26)	—	(26)	—
As at September 30, 2022	16,431	519	190	2,945	6,037	1,640	27,762	12

(1)    Accumulated other comprehensive income (loss) (“AOCI”).
(2)    Normal course issuer bid (“NCIB”).
See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended September 30,
($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2022	2021	2022	2021

Operating Activities
Net Earnings (Loss)		1,609	551	5,666	995
Depreciation, Depletion and Amortization	14,15	1,047	1,153	3,209	3,234
Deferred Income Tax Expense (Recovery)	11	568	191	625	281
Unrealized (Gain) Loss on Risk Management	28	(18)	(27)	(88)	226
Unrealized Foreign Exchange (Gain) Loss	8	298	111	419	(220)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		120	139	146	137
Revaluation (Gains)	4	(549)	—	(549)	—
Re-measurement of Contingent Payments, Net of Cash Paid		(286)	79	(489)	515
(Gain) Loss on Divestiture of Assets	9	60	(25)	(244)	(97)
Unwinding of Discount on Decommissioning Liabilities	22	43	49	132	143
(Income) Loss From Equity-Accounted Affiliates	16	(9)	(13)	(11)	(40)
Distributions Received From Equity-Accounted Affiliates	16	13	26	54	115
Other		55	108	(238)	11
Settlement of Decommissioning Liabilities		(55)	(38)	(101)	(67)
Net Change in Non-Cash Working Capital	30	1,193	(166)	(98)	(1,498)
Cash From (Used in) Operating Activities		4,089	2,138	8,433	3,735

Investing Activities
Acquisitions, Net of Cash Acquired	4	(389)	—	(390)	735
Capital Investment	13,14	(866)	(647)	(2,434)	(1,728)
Proceeds From Divestitures, Net of Cash Paid	9,17	407	83	1,469	188
Payment on Divestiture of Assets	9	—	—	(50)	—
Net Cash Received on Assumption of Decommissioning Liabilities		—	75	—	75
Net Change in Investments and Other		51	(2)	(185)	(33)
Net Change in Non-Cash Working Capital	30	107	164	446	216
Cash From (Used in) Investing Activities		(690)	(327)	(1,144)	(547)

Net Cash Provided (Used) Before Financing Activities		3,399	1,811	7,289	3,188

Financing Activities	30
Net Issuance (Repayment) of Short-Term Borrowings		(2)	(19)	(81)	(108)
Issuance of Long-Term Debt		—	1,557	—	1,557
(Repayment) of Long-Term Debt		(2,889)	(2,336)	(4,149)	(2,336)
Net Issuance (Repayment) of Revolving Long-Term Debt		—	—	—	(350)
Principal Repayment of Leases	20	(78)	(70)	(228)	(222)
Common Shares Issued Under Stock Option Plans		13	—	133	—
Purchase of Common Shares Under NCIB	24	(659)	—	(2,143)	—
Proceeds From Exercise of Warrants		7	1	51	2
Base Dividends Paid on Common Shares	12	(205)	(35)	(481)	(106)
Dividends Paid on Preferred Shares	12	(9)	(9)	(26)	(26)
Other		—	(2)	(2)	(2)
Cash From (Used in) Financing Activities		(3,822)	(913)	(6,926)	(1,591)

Effect of Foreign Exchange on Cash and Cash Equivalents		224	57	258	35
Increase (Decrease) in Cash and Cash Equivalents		(199)	955	621	1,632
Cash and Cash Equivalents, Beginning of Period		3,693	1,055	2,873	378
Cash and Cash Equivalents, End of Period		3,494	2,010	3,494	2,010

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc., including its subsidiaries, (together “Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, as well as the Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported with additional third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities, which provides flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. (“HCML”) joint venture in Indonesia.
Downstream Segments
•Canadian Manufacturing, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which upgrades heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus seeks to maximize the value per barrel from its heavy oil and bitumen production through its integrated network of assets. In addition, Cenovus owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus also markets its production and third-party commodity trading volumes of synthetic crude oil, asphalt and ancillary products.
•U.S. Manufacturing, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66) and the jointly-owned Toledo Refinery (jointly owned with operator BP Products North America Inc. (“BP”)). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.
•Retail, includes the sale of Cenovus's own and third-party volumes of refined petroleum products, including gasoline and diesel, through retail, cardlock, travel center locations, bulk petroleum outlets, and wholesale channels in Canada. In September 2022, the Company divested the majority of our retail fuels network.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

Corporate and Eliminations
Corporate and Eliminations, primarily includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, the sale of condensate extracted from blended crude oil production at our Canadian Manufacturing operations and sold to the Oil Sands segment, and diesel production in the Canadian Manufacturing segment sold to the Retail segment and unrealized profits in inventory. Eliminations are recorded based on current market prices.
The following tabular financial information presents segmented information first by segment, then by product and geographic location.
A) Results of Operations – Segment and Operational Information
i) Results for the Three Months Ended September 30

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2022	2021 (1)	2022	2021	2022	2021	2022	2021 (1)
Revenues
Gross Sales	8,778	6,117	1,010	833	450	404	10,238	7,354
Less: Royalties	1,136	669	68	40	22	24	1,226	733
	7,642	5,448	942	793	428	380	9,012	6,621
Expenses
Purchased Product	1,933	629	464	445	—	—	2,397	1,074
Transportation and Blending	2,758	2,114	38	20	4	3	2,800	2,137
Operating	689	616	141	135	85	49	915	800
Realized (Gain) Loss on Risk Management	42	166	9	2	—	—	51	168
Operating Margin	2,220	1,923	290	191	339	328	2,849	2,442
Unrealized (Gain) Loss on Risk Management	(2)	(39)	8	9	—	—	6	(30)
Depreciation, Depletion and Amortization	652	743	103	99	132	127	887	969
Exploration Expense	7	2	—	—	66	3	73	5
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	(9)	(12)	(9)	(12)
Segment Income (Loss)	1,563	1,217	179	83	150	210	1,892	1,510
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

	Downstream
For the three months ended	Canadian Manufacturing		U.S. Manufacturing		Retail		Total
September 30,	2022	2021	2022	2021	2022	2021	2022	2021
Revenues
Gross Sales	1,478	1,215	8,719	5,723	881	592	11,078	7,530
Less: Royalties	—	—	—	—	—	—	—	—
	1,478	1,215	8,719	5,723	881	592	11,078	7,530
Expenses
Purchased Product	1,092	986	7,944	5,171	846	551	9,882	6,708
Transportation and Blending	3	—	—	—	—	—	3	—
Operating	134	99	608	413	38	25	780	537
Realized (Gain) Loss on Risk Management	—	—	(77)	17	—	—	(77)	17
Operating Margin	249	130	244	122	(3)	16	490	268
Unrealized (Gain) Loss on Risk Management	—	—	(8)	5	—	—	(8)	5
Depreciation, Depletion and Amortization	37	41	91	103	5	11	133	155
Exploration Expense	—	—	—	—	—	—	—	—
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	—	—	—	—
Segment Income (Loss)	212	89	161	14	(8)	5	365	108

For the three months ended	Corporate and Eliminations		Consolidated
September 30,	2022	2021 (1)	2022	2021 (1)
Revenues
Gross Sales	(2,619)	(1,450)	18,697	13,434
Less: Royalties	—	—	1,226	733
	(2,619)	(1,450)	17,471	12,701
Expenses
Purchased Product	(2,267)	(1,091)	10,012	6,691
Transportation and Blending	(119)	(171)	2,684	1,966
Operating	(256)	(187)	1,439	1,150
Realized (Gain) Loss on Risk Management	16	(1)	(10)	184
Unrealized (Gain) Loss on Risk Management	(16)	(2)	(18)	(27)
Depreciation, Depletion and Amortization	27	29	1,047	1,153
Exploration Expense	—	—	73	5
(Income) Loss From Equity-Accounted Affiliates	—	(1)	(9)	(13)
Segment Income (Loss)	(4)	(26)	2,253	1,592
General and Administrative	128	158	128	158
Finance Costs	207	360	207	360
Interest Income	(21)	(4)	(21)	(4)
Integration Costs	27	45	27	45
Foreign Exchange (Gain) Loss, Net	316	196	316	196
Revaluation (Gains)	(549)	—	(549)	—
Re-measurement of Contingent Payments	(109)	135	(109)	135
(Gain) Loss on Divestiture of Assets	60	(25)	60	(25)
Other (Income) Loss, Net	(59)	(107)	(59)	(107)
	—	758	—	758
Earnings (Loss) Before Income Tax			2,253	834
Income Tax Expense (Recovery)			644	283
Net Earnings (Loss)			1,609	551
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

ii) Results for the Nine Months Ended September 30

	Upstream
For the nine months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2022	2021 (1)	2022	2021	2022	2021	2022	2021 (1)
Revenues
Gross Sales	28,044	16,110	3,201	2,235	1,575	1,262	32,820	19,607
Less: Royalties	3,709	1,462	228	103	56	74	3,993	1,639
	24,335	14,648	2,973	2,132	1,519	1,188	28,827	17,968
Expenses
Purchased Product	4,216	1,748	1,460	1,113	—	—	5,676	2,861
Transportation and Blending	9,114	6,048	106	57	12	10	9,232	6,115
Operating	2,197	1,793	403	417	234	166	2,834	2,376
Realized (Gain) Loss on Risk Management	1,468	584	17	2	—	—	1,485	586
Operating Margin	7,340	4,475	987	543	1,273	1,012	9,600	6,030
Unrealized (Gain) Loss on Risk Management	(59)	194	7	10	—	—	(52)	204
Depreciation, Depletion and Amortization	1,977	1,982	282	309	441	369	2,700	2,660
Exploration Expense	7	15	1	(3)	91	3	99	15
(Income) Loss From Equity- Accounted Affiliates	8	(5)	—	—	(19)	(36)	(11)	(41)
Segment Income (Loss)	5,407	2,289	697	227	760	676	6,864	3,192
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

	Downstream
For the nine months ended	Canadian Manufacturing		U.S. Manufacturing		Retail		Total
September 30,	2022	2021	2022	2021	2022	2021	2022	2021
Revenues
Gross Sales	4,043	3,109	23,702	13,889	2,424	1,540	30,169	18,538
Less: Royalties	—	—	—	—	—	—	—	—
	4,043	3,109	23,702	13,889	2,424	1,540	30,169	18,538
Expenses
Purchased Product	3,192	2,424	20,365	12,320	2,317	1,434	25,874	16,178
Transportation and Blending	3	—	—	—	—	—	3	—
Operating	438	284	1,757	1,212	96	73	2,291	1,569
Realized (Gain) Loss on Risk Management	—	—	120	48	—	—	120	48
Operating Margin	410	401	1,460	309	11	33	1,881	743
Unrealized (Gain) Loss on Risk Management	—	—	(22)	38	—	—	(22)	38
Depreciation, Depletion and Amortization	143	127	259	320	21	36	423	483
Exploration Expense	—	—	—	—	—	—	—	—
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	—	—	—	—
Segment Income (Loss)	267	274	1,223	(49)	(10)	(3)	1,480	222

For the nine months ended	Corporate and Eliminations		Consolidated
September 30,	2022	2021 (1)	2022	2021 (1)
Revenues
Gross Sales	(6,162)	(3,875)	56,827	34,270
Less: Royalties	—	—	3,993	1,639
	(6,162)	(3,875)	52,834	32,631
Expenses
Purchased Product	(4,660)	(2,890)	26,890	16,149
Transportation and Blending	(528)	(476)	8,707	5,639
Operating	(918)	(517)	4,207	3,428
Realized (Gain) Loss on Risk Management	23	91	1,628	725
Unrealized (Gain) Loss on Risk Management	(14)	(16)	(88)	226
Depreciation, Depletion and Amortization	86	91	3,209	3,234
Exploration Expense	—	—	99	15
(Income) Loss From Equity-Accounted Affiliates	—	1	(11)	(40)
Segment Income (Loss)	(151)	(159)	8,193	3,255
General and Administrative	545	491	545	491
Finance Costs	631	836	631	836
Interest Income	(44)	(11)	(44)	(11)
Integration Costs	79	302	79	302
Foreign Exchange (Gain) Loss, Net	406	(93)	406	(93)
Revaluation (Gains)	(549)	—	(549)	—
Re-measurement of Contingent Payments	142	571	142	571
(Gain) Loss on Divestiture of Assets	(244)	(97)	(244)	(97)
Other (Income) Loss, Net	(467)	(208)	(467)	(208)
	499	1,791	499	1,791
Earnings (Loss) Before Income Tax			7,694	1,464
Income Tax Expense (Recovery)			2,028	469
Net Earnings (Loss)			5,666	995
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

B) Revenues by Product

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Upstream (1)
Crude Oil	6,754	5,143	22,392	13,574
NGLs	1,323	754	3,557	1,921
Natural Gas	839	625	2,547	2,125
Other	96	99	331	348
Downstream
Canadian Manufacturing
Synthetic Crude Oil	657	492	1,786	1,289
Diesel and Distillate	190	107	444	283
Asphalt	248	177	482	358
Other Products and Services	383	439	1,331	1,179
U.S. Manufacturing
Gasoline	3,919	2,942	11,180	7,245
Diesel and Distillate	3,384	1,719	8,535	4,497
Other Products	1,416	1,062	3,987	2,147
Retail	881	592	2,424	1,540
Corporate and Eliminations	(2,619)	(1,450)	(6,162)	(3,875)
Consolidated	17,471	12,701	52,834	32,631
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).
C) Geographical Information

	Revenues (1)
	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Canada (2)	7,984	6,246	26,456	16,980
United States	9,169	6,139	25,354	14,740
China	318	316	1,024	911
Consolidated	17,471	12,701	52,834	32,631
(1)Revenues by country are classified based on where the operations are located.
(2)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).

	Non-Current Assets (1)
As at	September 30, 2022	December 31, 2021 (2)
Canada	34,390	33,981
United States	4,943	4,093
China	2,256	2,583
Indonesia	361	311
Consolidated	41,950	40,968
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
(2)Canada excludes assets held for sale of $1.3 billion that were divested in 2022.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
As at	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Oil Sands	654	653	24,249	22,535	728	754
Conventional	5	6	1,802	2,174	2	2
Offshore	4	61	2,459	2,822	156	160
Canadian Manufacturing	—	—	2,258	2,353	270	339
U.S. Manufacturing	—	—	4,625	3,745	239	252
Retail	—	—	196	205	3	49
Corporate and Eliminations	—	—	318	391	482	454
Consolidated	663	720	35,907	34,225	1,880	2,010

	Goodwill		Total Assets
As at	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021 (1)
Oil Sands	2,923	3,473	31,421	31,070
Conventional	—	—	2,100	3,026
Offshore	—	—	3,223	3,597
Canadian Manufacturing	—	—	2,874	2,918
U.S. Manufacturing	—	—	9,483	7,509
Retail	—	—	502	966
Corporate and Eliminations	—	—	5,483	5,018
Consolidated	2,923	3,473	55,086	54,104
(1)Total assets include assets held for sale in the Oil Sands segment of $593 million, in the Conventional segment of $159 million and in the Retail segment of $552 million that were divested in 2022.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

E) Capital Expenditures (1)

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Capital Investment
Oil Sands	360	198	1,111	617
Conventional	67	41	188	135
Offshore
Asia Pacific	3	18	5	21
Atlantic	78	51	220	109
Total Upstream	508	308	1,524	882

Canadian Manufacturing	17	9	67	23
U.S. Manufacturing	300	301	774	743
Retail	7	16	10	22
Total Downstream	324	326	851	788

Corporate and Eliminations	34	13	59	58
	866	647	2,434	1,728
Acquisitions (Note 4)
Oil Sands (2)	1,596	—	1,596	5,122
Conventional	5	—	6	569
Offshore	—	84	—	3,061
Canadian Manufacturing	—	—	—	2,283
U.S. Manufacturing	—	—	—	2,140
Retail	—	—	—	422
Corporate and Eliminations	—	—	—	155
	1,601	84	1,602	13,752

Total Capital Expenditures	2,467	731	4,036	15,480
(1)Includes expenditures on PP&E, E&E assets, and capitalized interest.
(2)Cenovus was deemed to have disposed of its pre-existing interest in Sunrise Oil Sands Partnership (“SOSP”) and reacquired it at fair value as required by IFRS 3, “Business Combinations” (“IFRS 3”), which is not reflected in the table above (see Note 4). The carrying value of the pre-existing interest was $960 million and the estimated fair value was $1.6 billion as at August 31, 2022.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”, and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2021, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB.
These interim Consolidated Financial Statements were approved by the Board of Directors effective November 1, 2022.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

3. ACCOUNTING POLICIES, CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Accounting policies, a list of critical accounting judgments and key sources of estimation uncertainty can be found in the Company’s annual Consolidated Financial Statements for the year ended December 31, 2021.
Adjustments to the Consolidated Statements of Earnings (Loss)
Certain comparative information presented in the Consolidated Statements of Earnings (Loss) within the Oil Sands segment and Corporate and Eliminations segment was revised.
During the three months ended December 31, 2021, the Company made adjustments to more appropriately record certain third-party purchases used for blending and optimization activities and to ensure consistent treatment of product swaps. As a result, revenues and purchased product increased with no impact to net earnings (loss), segment income (loss), cash flows or financial position. Refer to the annual Consolidated Financial Statements for the year ended December 31, 2021, for further details.
During the three months ended June 30, 2022, the Company made adjustments to more appropriately reflect the cost of blending at our Lloydminster thermal and Lloydminster conventional heavy oil assets, which resulted in a reclassification of costs between purchased product and transportation and blending. An associated elimination entry was recorded in our Corporate and Eliminations segment to represent the change in the value of condensate that was extracted at our Canadian Manufacturing operations and sold back to the Oil Sands segment. As a result, purchased product decreased and transportation and blending increased, with no impact to net earnings (loss), segment income (loss), cash flows or financial position. Refer to the interim Consolidated Financial Statements for the periods ended June 30, 2022, for further details.
2021 Revisions

	Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
Oil Sands Segment	Previously Reported	Revisions	Revised	Previously Reported	Revisions	Revised
Gross Sales	6,114	3	6,117	15,904	206	16,110
Purchased Product (1)	822	(193)	629	2,114	(366)	1,748
Transportation and Blending	1,918	196	2,114	5,476	572	6,048
	3,374	—	3,374	8,314	—	8,314
(1)Revisions include $3 million and $206 million for the three and nine months ended September 30, 2021, respectively, related to adjustments for product swaps and third-party purchases used in blending and optimization activities. Revisions include $196 million and $572 million for the three and nine months ended September 30, 2021, respectively, to more appropriately reflect the cost of blending at our Lloydminster thermal and Lloydminster conventional heavy oil assets.

	Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
Corporate and Eliminations Segment	Previously Reported	Revisions	Revised	Previously Reported	Revisions	Revised
Purchased Product	(1,244)	153	(1,091)	(3,327)	437	(2,890)
Transportation and Blending	(18)	(153)	(171)	(39)	(437)	(476)
	(1,262)	—	(1,262)	(3,366)	—	(3,366)

	Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
Consolidated	Previously Reported	Revision	Revised	Previously Reported	Revision	Revised
Gross Sales	13,431	3	13,434	34,064	206	34,270
Purchased Product	6,731	(40)	6,691	16,078	71	16,149
Transportation and Blending	1,923	43	1,966	5,504	135	5,639
	4,777	—	4,777	12,482	—	12,482

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

4. ACQUISITIONS
A) Sunrise Oil Sands Partnership
i) Summary of the Acquisition
On August 31, 2022, Cenovus closed the transaction with BP Canada Energy Group ULC (“BP Canada”) to purchase the remaining 50 percent interest in SOSP, a joint operation, in northern Alberta (the “Sunrise Acquisition”). The Sunrise Acquisition had an effective date of May 1, 2022. It provides Cenovus with full ownership and further enhances Cenovus’s core strength in the oil sands.
The Sunrise Acquisition has been accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill.
ii) Identifiable Assets Acquired and Liabilities Assumed
The preliminary purchase price allocation is based on management’s best estimate of fair value. Upon finalizing the fair value of net assets acquired, adjustments to initial estimates, including goodwill, may be required.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

As at	August 31, 2022
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed
Cash	9
Accounts Receivable and Accrued Revenues	164
Inventories	88
Property, Plant and Equipment (Note 14)	3,192
Accounts Payable and Accrued Liabilities	(313)
Income Tax Payable	(39)
Decommissioning Liabilities (Note 22)	(22)
Deferred Income Tax Liabilities	(486)
Total Identifiable Net Assets	2,593
The fair value and gross contractual amount of acquired accounts receivables and accrued revenues is $164 million, all of which is expected to be collectible.
iii) Total Consideration
Total consideration for the Sunrise Acquisition consisted of $600 million in cash, before closing adjustments, and Cenovus’s 35 percent interest in the undeveloped Bay du Nord project offshore Newfoundland and Labrador. Cenovus also agreed to make quarterly variable payments to BP Canada for up to two years subsequent to August 31, 2022, if crude oil prices exceed a specific threshold. The maximum cumulative variable payment is $600 million. The following table summarizes the fair value of total consideration:

As at	August 31, 2022
Cash, Net of Closing Adjustments	394
Bay Du Nord	40
Variable Payment (Note 21)	600
Total Consideration	1,034
Non-monetary assets transferred as part of consideration must be re-measured at their acquisition-date fair value, with any gain or loss recognized in net earnings (loss). As a result, the Company re-measured its interest in Bay du Nord to its estimated fair value and recognized a revaluation gain of $40 million.
Cenovus agreed to make quarterly payments from SOSP to BP Canada for up to two years subsequent to the closing date for quarters in which the average Western Canadian Select (“WCS”) crude oil price exceeds $52.00 per barrel. The first quarterly period ends on November 30, 2022. The quarterly payment will be calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters in which the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum cumulative variable payment is $600 million.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

The variable payment is accounted for as a financial instrument. The fair value of $600 million on August 31, 2022, was estimated by calculating the present value of the future expected cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of West Texas Intermediate (“WTI”) options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing. Subsequent to the closing date, the variable payment will be re-measured at fair value with changes in fair value recognized in net earnings (loss) at each reporting date until the earlier of when the maximum $600 million in cumulative payments is reached or the eight quarters have lapsed.
iv) Goodwill
Goodwill arising from the Sunrise Acquisition is:

As at	August 31, 2022
Total Purchase Consideration (Note 4Aiii)	1,034
Fair Value of Pre-Existing 50 Percent Ownership Interest in Sunrise Oil Sands Partnership	1,559
Fair Value of Identifiable Net Assets (Note 4Aii)	(2,593)
Goodwill	—
Current and deferred income tax liabilities was recognized in the purchase price allocation in relation to the 50 percent interest in SOSP acquired. The deferred income tax liability arises from the difference between the fair value of the acquired assets and liabilities assumed and their tax basis.
Fair Value of Pre-Existing 50 Percent Ownership Interest in Sunrise Oil Sands Partnership
Prior to the Sunrise Acquisition, Cenovus’s 50 percent interest in SOSP was jointly controlled with BP Canada and met the definition of a joint operation under IFRS 11, “Joint Arrangements”; therefore, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the Sunrise Acquisition, Cenovus controls SOSP, as defined under IFRS 10, “Consolidated Financial Statements” and accordingly, SOSP has been consolidated. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is remeasured to fair value at the acquisition date with any gain or loss recognized in net earnings (loss). The acquisition-date fair value of the previously held interest was estimated to be $1.6 billion and has been included in the measurement of the total consideration transferred. The carrying value of the SOSP assets was $960 million, including previously recorded goodwill (see Note 18). As a result, Cenovus recognized a non-cash revaluation gain of $599 million ($457 million, after-tax) on the re-measurement of its existing interest in SOSP to fair value.
v) Revenue and Profit Contribution
The acquired business contributed revenues of $92 million and net earnings of $30 million for the period from August 31, 2022, to September 30, 2022. If the closing of the Sunrise Acquisition had occurred on January 1, 2022, Cenovus’s consolidated pro forma revenue and net earnings for the nine months ended September 30, 2022, would have been $51.8 billion and $6.2 billion, respectively. These amounts have been calculated using results from the acquired business, adjusting them for:
•Additional depreciation, depletion and amortization (“DD&A”) that would have been charged assuming the fair value adjustments to PP&E had applied from January 1, 2022.
•Additional accretion on the decommissioning liability if it had been assumed on January 1, 2022.
•The consequential tax effects.
This pro forma information is not necessarily indicative of the results that would have been obtained if the Sunrise Acquisition had actually occurred on January 1, 2022.
B) BP-Husky Refining LLC
On August 8, 2022, Cenovus announced an agreement with BP to purchase the remaining 50 percent interest in BP-Husky Refining LLC, a joint operation, in Ohio (the “Toledo Acquisition”). After closing the transaction, Cenovus will operate the Toledo Refinery. Total consideration for the transaction includes US$300 million in cash plus the value of inventory. The Toledo Acquisition will be accounted for using the acquisition method pursuant to IFRS 3. On September 20, 2022, a tragic fire occurred at the Toledo Refinery, resulting in two worker fatalities. Investigations into the cause of the incident are ongoing and the refinery remains shut down in a safe state. The Company continues to assess the status and timing of closing the transaction.
C) Husky Energy Inc.
On January 1, 2021, Cenovus and Husky Energy Inc. closed a transaction to combine the two companies through a plan of arrangement (the “Arrangement”). For more details, see Note 5 of the annual Consolidated Financial Statements for the year ended December 31, 2021.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

D) Terra Nova
On September 8, 2021, the Company acquired an additional working    interest of 21 percent of the Terra Nova field in Atlantic Canada. Cenovus’s working interest in the joint operation is now 34 percent. The total consideration paid was $3 million, net of closing adjustments, and the effective date of the transaction was April 1, 2021. The additional working interest acquired was accounted for as an asset acquisition. Cenovus acquired cash of $78 million and PP&E of $84 million, and assumed decommissioning liabilities of     $159 million.

5. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Salaries, Benefits, Administrative and Other	129	103	361	360
Stock-Based Compensation Expense (Recovery) (Note 26)	(1)	28	193	97
Other Incentive Benefits Expense (Recovery)	—	27	(9)	34
	128	158	545	491

6. FINANCE COSTS

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Interest Expense – Short-Term Borrowings and Long-Term Debt	121	146	381	424
Net Premium (Discount) on Redemption of Long-Term Debt (Note 19) (1)	(4)	115	(29)	115
Interest Expense – Lease Liabilities (Note 20)	40	43	123	129
Unwinding of Discount on Decommissioning Liabilities (Note 22)	43	49	132	143
Other	9	7	27	25
	209	360	634	836
Capitalized Interest	(2)	—	(3)	—
	207	360	631	836
(1)Net Premium (Discount) on Redemption of Long-Term Debt includes the premium or discount on redemption, transaction costs, and the amortization of fair value adjustments and issue costs.

7. INTEGRATION COSTS
Arrangement integration costs of $24 million and $76 million, respectively, were recognized in net earnings (loss) in the three and nine months ended September 30, 2022 (three and nine months ended September 30, 2021 – $45 million and $302 million, respectively).
Transaction costs of $3 million were recognized in net earnings (loss) in the three and nine months ended September 30, 2022, associated with the Sunrise Acquisition and pending Toledo Acquisition.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

8. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	324	148	444	(132)
Other	(26)	(37)	(25)	(88)
Unrealized Foreign Exchange (Gain) Loss	298	111	419	(220)
Realized Foreign Exchange (Gain) Loss	18	85	(13)	127
	316	196	406	(93)

9. DIVESTITURES
On January 31, 2022, the Company closed the sale of its Tucker asset in its Oil Sands segment for net proceeds of $730 million and recorded a before-tax gain of $165 million (after-tax gain – $126 million).
On February 28, 2022, the Company closed the sale of its Wembley assets in its Conventional segment for net proceeds of $221 million and recorded a before-tax gain of $76 million (after-tax gain – $58 million).
On September 13, 2022, the Company closed the sales of 337 gas stations in the Retail segment, located across Western Canada and Ontario, for net cash proceeds of $404 million and recorded a before-tax loss of $74 million (after-tax loss - $56 million).
The above 2022 divestitures were classified as assets held for sale at December 31, 2021.
In September 2021, the Company entered into an agreement with a partner in the White Rose project in the Atlantic region which would transfer 12.5 percent of Cenovus’s working interest in the White Rose field and the satellite extensions, subject to certain closing conditions. On May 31, 2022, the final closing conditions were satisfied, which included the approval of the West White Rose project restarting. Cenovus paid $50 million associated with transferring the Company’s working interest, resulting in a before-tax gain of $62 million (after-tax gain – $47 million).
On June 8, 2022, the Company sold its investment in Headwater Exploration Inc. (“Headwater”) for proceeds of $110 million, with no gain or loss recognized as the investment was recorded at fair value prior to the sale.
On May 1, 2021, the Company closed the sale of its gross overriding royalty interests in the Marten Hills area of Alberta relating to the Conventional segment. Cenovus received cash proceeds of $102 million and recorded a before-tax gain of $60 million (after-tax gain – $47 million).
The Company sold Conventional segment assets in the Kaybob area in July 2021 and assets in the East Clearwater area in August 2021 for combined gross proceeds of approximately $82 million. For the three months ended September 30, 2021, a before-tax gain of $17 million (after-tax gain – $13 million) was recorded on the dispositions.

10. OTHER (INCOME) LOSS, NET
For the three and nine months ended September 30, 2022, the Company recorded insurance proceeds related to the 2018 Superior Refinery incident of $3 million and $271 million, respectively (three and nine months ended September 30, 2021 – $nil and $45 million, respectively), and insurance proceeds related to the 2018 incident in the Atlantic region of $nil and $57 million, respectively (three and nine months ended September 30, 2021 – $nil).
For the three and nine months ended September 30, 2022, decommissioning liabilities of $20 million and $48 million, respectively (three and nine months ended September 30, 2021 – $13 million and $30 million, respectively) were settled under the Site Rehabilitation Program.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

11. INCOME TAXES
The provision for income taxes is:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Current Tax
Canada	187	58	1,124	72
United States	(185)	—	96	—
Asia Pacific	64	34	173	115
Other International	10	—	10	1
Total Current Tax Expense (Recovery)	76	92	1,403	188
Deferred Tax Expense (Recovery)	568	191	625	281
	644	283	2,028	469

12. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Net Earnings (Loss)	1,609	551	5,666	995
Effect of Cumulative Dividends on Preferred Shares	(9)	(9)	(26)	(26)
Net Earnings (Loss) – Basic and Diluted	1,600	542	5,640	969

Basic – Weighted Average Number of Shares	1,927.9	2,017.6	1,962.8	2,017.5
Dilutive Effect of Warrants	42.0	25.6	45.0	22.7
Dilutive Effect of Net Settlement Rights	7.2	0.3	10.7	0.2
Dilutive Effect of Cenovus Replacement Stock Options	1.6	—	—	—
Diluted – Weighted Average Number of Shares	1,978.7	2,043.5	2,018.5	2,040.4

Net Earnings (Loss) Per Common Share – Basic ($)	0.83	0.27	2.87	0.48
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	0.81	0.27	2.79	0.47
(1)In the three months ended September 30, 2022, the Cenovus replacement stock options were dilutive. For the nine months ended September 30, 2022, excluded from the calculation of dilutive net earnings (loss) per share were net earnings of $35 million (three and nine months ended September 30, 2021 - $3 million and $14 million, respectively), and common shares of 1.6 million (three and nine months ended September 30, 2021 - 1.9 million and 1.8 million, respectively), related to the assumed exercise of the Cenovus replacement stock options as the impact was anti-dilutive.
B) Common Share Dividends
For the nine months ended September 30, 2022, the Company paid base dividends of $481 million or $0.245 per common share (nine months ended September 30, 2021 – $106 million or $0.0525 per common share).
On November 1, 2022, the Company’s Board of Directors declared a fourth quarter base dividend of $0.105 per common share, payable on December 30, 2022, to common shareholders of record as at December 15, 2022. The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On November 1, 2022, the Company’s Board of Directors declared a fourth quarter variable dividend of $0.114 per common share, payable on December 2, 2022, to common shareholders of record as at November 18, 2022. The declaration of common share variable dividends is at the sole discretion of the Company’s Board of Directors and is reviewed quarterly.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

C) Preferred Share Dividends

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Series 1 First Preferred Shares	1	2	5	6
Series 2 First Preferred Shares	1	—	1	—
Series 3 First Preferred Shares	3	3	9	9
Series 5 First Preferred Shares	3	3	7	7
Series 7 First Preferred Shares	1	1	4	4
Total Declared and Paid Preferred Share Dividends	9	9	26	26
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly. If a dividend on any preferred share is not paid in full on any dividend payment date, then a dividend restriction on the common shares shall apply. The preferred share dividends are cumulative.
On November 1, 2022, the Company’s Board of Directors declared fourth quarter dividends for Cenovus’s preferred shares, payable on January 3, 2023, in the amount of $9 million, to preferred shareholders of record as at December 15, 2022.

13. EXPLORATION AND EVALUATION ASSETS, NET

As at December 31, 2021	720
Additions	15
Exploration Expense	(63)
Change in Decommissioning Liabilities	(12)
Exchange Rate Movements and Other (1)	3
As at September 30, 2022	663
(1)Immediately prior to the Sunrise Acquisition, Bay du Nord had a carrying value of $nil. The Company re-measured its interest in Bay du Nord to $40 million and recognized a revaluation gain of $40 million.
For the nine months ended September 30, 2022, $2 million and $61 million of previously capitalized E&E costs were written off in the Oil Sands segment and Offshore segment, respectively, as the carrying value was not considered to be recoverable.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

14. PROPERTY, PLANT AND EQUIPMENT, NET

	Oil and Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Retail and Other Assets (1)	Total
COST
As at December 31, 2021	38,443	228	10,495	1,735	50,901
Acquisition (Note 4) (2)	3,198	—	—	—	3,198
Additions	1,509	1	840	69	2,419
Change in Decommissioning Liabilities	(945)	(3)	(58)	(44)	(1,050)
Divestitures (Note 4 and Note 9) (2)	(557)	—	—	—	(557)
Exchange Rate Movements and Other	230	15	653	14	912
As at September 30, 2022	41,878	241	11,930	1,774	55,823

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2021	10,912	53	4,572	1,139	16,676
Depreciation, Depletion and Amortization (3)	2,542	34	331	78	2,985
Divestitures (Note 4) (2)	(84)	—	—	—	(84)
Exchange Rate Movements and Other	(2)	17	281	43	339
As at September 30, 2022	13,368	104	5,184	1,260	19,916

CARRYING VALUE
As at December 31, 2021	27,531	175	5,923	596	34,225
As at September 30, 2022	28,510	137	6,746	514	35,907
(1)Other assets includes office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)In connection with the Sunrise Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. The carrying value of the pre-existing interest in SOSP was $454 million.
(3)DD&A includes asset write-downs of $51 million.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

15. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets (1)	Manufacturing Assets	Retail and Other	Total
COST
As at December 31, 2021	592	1,841	161	62	2,656
Additions	—	18	1	—	19
Modifications	9	32	3	2	46
Re-measurements	—	4	2	(3)	3
Terminations	—	(6)	(1)	—	(7)
Exchange Rate Movements and Other	(2)	(67)	11	11	(47)
As at September 30, 2022	599	1,822	177	72	2,670

ACCUMULATED DEPRECIATION
As at December 31, 2021	92	520	33	1	646
Depreciation	26	171	16	11	224
Terminations	—	(6)	—	—	(6)
Exchange Rate Movements and Other	(1)	(75)	4	(2)	(74)
As at September 30, 2022	117	610	53	10	790

CARRYING VALUE
As at December 31, 2021	500	1,321	128	61	2,010
As at September 30, 2022	482	1,212	124	62	1,880
(1)Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.

16. JOINT ARRANGEMENTS
A) Joint Operations
BP-Husky Refining LLC
Cenovus holds a 50 percent interest in the Toledo Refinery with BP, which holds the remaining interest and operates the refinery in Ohio. See Note 4 for further details on the announcement made during the three months ended September 30, 2022.
WRB Refining LP
Cenovus holds a 50 percent interest in the Wood River and Borger refineries with Phillips 66, which holds the remaining interest and operates the Wood River Refinery in Illinois and the Borger Refinery in Texas.
B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of natural gas resources in offshore Indonesia. The Company’s share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Revenue	92	119	256	348
Expenses	85	75	247	330
Net Earnings (Loss)	7	44	9	18

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

Balance Sheet

As at	September 30, 2022	December 31, 2021
Current Assets (1)	205	167
Non-Current Assets	1,580	1,433
Current Liabilities	134	62
Non-Current Liabilities	948	896
Net Assets	703	642
(1)Includes cash and cash equivalents of $65 million (December 31, 2021 – $46 million).
For the nine months ended September 30, 2022, the Company’s share of income from the equity-accounted affiliate was $19 million (nine months ended September 30, 2021 – $36 million). As at September 30, 2022, the carrying amount of the Company’s share of net assets was $361 million (December 31, 2021 – $311 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the nine months ended September 30, 2022, the Company received $32 million of distributions from HCML (nine months ended September 30, 2021 – $78 million) and paid $41 million in contributions (nine months ended September 30, 2021 – $2 million).
Husky Midstream Limited Partnership
The Company jointly owns and operates HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Ltd. holding a 49 percent interest and CK Infrastructure Holdings Ltd. holding a 16 percent interest in HMLP.
For the nine months ended September 30, 2022, HMLP had net earnings of $112 million (nine months ended September 30, 2021 – $74 million). The Company’s share of (income) loss from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as defined in the partnership agreement. The Company’s share of earnings will fluctuate depending on certain income thresholds. For the nine months ended September 30, 2022, the Company did not record its pre-tax loss relating to HMLP of $14 million (nine months ended September 30, 2021 – loss of $21 million). The carrying value was $nil at September 30, 2022 and December 31, 2021.
As at September 30, 2022, the Company had $22 million in cumulative unrecognized losses and OCI, net of tax (September 30, 2021 – $12 million). The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.
For the nine months ended September 30, 2022, the Company received $22 million of distributions from HMLP (nine months ended September 30, 2021 – $37 million) and paid $30 million in contributions (nine months ended September 30, 2021 – $32 million) to HMLP. The net amount of the distributions received and contributions paid are recorded in earnings from equity-accounted affiliates.

17. OTHER ASSETS

As at	September 30, 2022	December 31, 2021
Intangible Assets	71	78
Private Equity Investments (Note 28)	55	53
Other Equity Investments (1)	—	77
Net Investment in Finance Leases	63	60
Long-Term Receivables and Prepaids	55	77
Precious Metals	79	85
Other	—	1
	323	431
(1)On June 8, 2022, the Company sold its investment in Headwater for proceeds of $110 million. The investment was recorded at fair value prior to the sale.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

18. GOODWILL

As at	September 30, 2022	December 31, 2021
Carrying Value, Beginning of Year	3,473	2,272
Goodwill Recognized on the Acquisition (Note 4)	—	1,289
Goodwill Disposed or Reclassified to Assets Held for Sale (Note 4)	(550)	(88)
Carrying Value, End of Period	2,923	3,473
The carrying amount of goodwill allocated to the Company's cash-generating units is:

As at	September 30, 2022	December 31, 2021
Primrose (Foster Creek)	1,171	1,171
Christina Lake	1,101	1,101
Lloydminster Thermal	651	651
Sunrise (Note 4)	—	550
	2,923	3,473

19. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

As at	Notes	September 30, 2022	December 31, 2021
Uncommitted Demand Facilities	i	—	—
Sunrise Oil Sands Partnership Uncommitted Demand Credit Facility	i	—	—
WRB Uncommitted Demand Facilities	ii	—	79
Total Debt Principal		—	79
i) Uncommitted Demand Facilities
As at September 30, 2022, and December 31, 2021, the Company had uncommitted demand facilities of $1.9 billion in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at September 30, 2022, there were outstanding letters of credit aggregating to $472 million (December 31, 2021 – $565 million) and no direct borrowings.
As at September 30, 2022, SOSP had an uncommitted demand credit facility of $10 million, which was available for general purposes. The Company’s proportionate share was $5 million prior to the Sunrise Acquisition. As at September 30, 2022, there were no direct borrowings.
ii) WRB Uncommitted Demand Facilities
As at September 30, 2022, WRB had uncommitted demand facilities of US$450 million (the Company’s proportionate share –US$225 million), which may be used to cover short-term working capital requirements. As at December 31, 2021, WRB had uncommitted demand facilities of US$300 million (the Company’s proportionate share – US$150 million). As at September 30, 2022, there were no direct borrowings.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

B) Long-Term Debt

As at	Notes	September 30, 2022	December 31, 2021
Committed Credit Facility (1)	i	—	—
U.S. Dollar Denominated Unsecured Notes	ii	6,616	9,363
Canadian Dollar Unsecured Notes	ii	2,000	2,750
Total Debt Principal		8,616	12,113
Debt Premiums (Discounts), Net, and Transaction Costs		158	272
Long-Term Debt		8,774	12,385
(1)Committed credit facility may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.
i) Committed Credit Facility
As at September 30, 2022, Cenovus had in place a committed credit facility that consisted of a $2.0 billion tranche and a $4.0 billion tranche with a maturity date of August 18, 2024, and August 18, 2025, respectively. As at September 30, 2022, no amount was drawn on the credit facility (December 31, 2021 – $nil).
ii) U.S. Dollar Denominated Unsecured Notes and Canadian Dollar Unsecured Notes
During the nine months ended September 30, 2022, Cenovus purchased outstanding principal amounts of the following unsecured notes. A total net discount of $29 million on the purchase was recorded in finance costs.

US$ Principal
U.S. Dollar Unsecured Notes
3.80% due September 15, 2023	115
4.00% due April 15, 2024	269
5.38% due July 15, 2025	533
4.25% due April 15, 2027	589
4.40% due April 15, 2029	510
6.75% due November 15, 2039	455
4.45% due September 15, 2042	58
5.20% due September 15, 2043	29
2,558

C$ Principal
Canadian Dollar Unsecured Notes
3.55% due March 12, 2025	750

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

The principal amounts of the Company’s outstanding unsecured notes are:

	September 30, 2022		December 31, 2021
	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Unsecured Notes
3.80% due September 15, 2023	—	—	115	146
4.00% due April 15, 2024	—	—	269	341
5.38% due July 15, 2025	133	183	666	844
4.25% due April 15, 2027	373	511	962	1,220
4.40% due April 15, 2029	240	329	750	951
2.65% due January 15, 2032	500	685	500	634
5.25% due June 15, 2037	583	799	583	739
6.80% due September 15, 2037	387	530	387	490
6.75% due November 15, 2039	935	1,282	1,390	1,763
4.45% due September 15, 2042	97	133	155	197
5.20% due September 15, 2043	29	39	58	73
5.40% due June 15, 2047	800	1,097	800	1,014
3.75% due February 15, 2052	750	1,028	750	951
	4,827	6,616	7,385	9,363
Canadian Dollar Unsecured Notes
3.55% due March 12, 2025	—	—	—	750
3.60% due March 10, 2027	—	750	—	750
3.50% due February 7, 2028	—	1,250	—	1,250
	—	2,000	—	2,750
Total Unsecured Notes	4,827	8,616	7,385	12,113
As at September 30, 2022, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus net debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments, and is used in managing the Company’s capital. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, specified financial measures consisting of Total Debt, Net Debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Net Debt to Adjusted Funds Flow was a new metric as at March 31, 2022.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

Net Debt to Adjusted EBITDA

As at	September 30, 2022	December 31, 2021
Short-Term Borrowings	—	79
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	8,774	12,385
Total Debt	8,774	12,464
Less: Cash and Cash Equivalents	(3,494)	(2,873)
Net Debt	5,280	9,591

Net Earnings (Loss)	5,258	587
Add (Deduct):
Finance Costs, Net of Capitalized Interest	877	1,082
Interest Income	(56)	(23)
Income Tax Expense (Recovery)	2,287	728
Depreciation, Depletion and Amortization	5,861	5,886
E&E Write-down	60	18
Share of (Income) Loss From Equity-Accounted Affiliates	(28)	(57)
Unrealized (Gain) Loss on Risk Management	(312)	2
Foreign Exchange (Gain) Loss, Net	325	(174)
Revaluation (Gains)	(549)	—
Re-measurement of Contingent Payments	146	575
(Gain) Loss on Divestitures of Assets	(376)	(229)
Other (Income) Loss, Net	(568)	(309)
Adjusted EBITDA (1)	12,925	8,086

Net Debt to Adjusted EBITDA	0.4x	1.2x
(1)    Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

As at	September 30, 2022	December 31, 2021
Net Debt	5,280	9,591

Cash From (Used in) Operating Activities	10,617	5,919
(Add) Deduct:
Settlement of Decommissioning Liabilities	(136)	(102)
Net Change in Non-Cash Working Capital	173	(1,227)
Adjusted Funds Flow (1)	10,580	7,248

Net Debt to Adjusted Funds Flow	0.5x	1.3x
(1)    Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

As at	September 30, 2022	December 31, 2021
Net Debt	5,280	9,591
Shareholders’ Equity	27,762	23,596
Capitalization	33,042	33,187

Net Debt to Capitalization	16%	29%

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

20. LEASE LIABILITIES

Total
As at December 31, 2021	2,957
Additions	19
Interest Expense (Note 6)	123
Lease Payments	(351)
Modifications	46
Re-measurements	3
Terminations	(2)
Exchange Rate Movements and Other	74
As at September 30, 2022	2,869
Less: Current Portion	297
Long-Term Portion	2,572
The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, retail assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.
The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.
The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

21. CONTINGENT PAYMENTS
A) Sunrise Oil Sands Partnership
In connection with the Sunrise Acquisition (see Note 4), Cenovus agreed to make quarterly variable payments from SOSP to BP Canada for up to eight quarters subsequent to August 31, 2022, when the average WCS crude oil price exceeds $52.00 per barrel. The quarterly payment will be calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum cumulative variable payment is $600 million. The first quarterly period ends on November 30, 2022. The variable payment will be re-measured at fair value at each reporting date until the earlier of the maximum $600 million in cumulative payments is reached or the eight quarters have lapsed, with changes in fair value recognized in net earnings (loss).

Total
As at December 31, 2021	—
Initial Recognition	600
Re-measurement (1)	(109)
As at September 30, 2022	491
Less: Current Portion	294
Long-term Portion	197
(1)     The variable payment is carried at fair value. Changes in fair value are recorded in net earnings (loss).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

B) FCCL Partnership
On May 17, 2022, the contingent payment obligation associated with the acquisition of a 50 percent interest in the FCCL Partnership (“FCCL”) from ConocoPhillips Company and certain of its subsidiaries ended. The final payment of $177 million was made in July 2022 (as at December 31, 2021 – $160 million was owing).

Total
As at December 31, 2021	236
Re-measurement (1)	251
Liabilities Settled	(487)
As at September 30, 2022	—
(1)     The contingent payment was carried at fair value. Changes in fair value were recorded in net earnings (loss).

22. DECOMMISSIONING LIABILITIES
The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal.
The aggregate carrying amount of the obligation is:

Total
As at December 31, 2021	3,906
Liabilities Incurred	8
Liabilities Acquired (Note 4) (1)	22
Liabilities Settled	(148)
Liabilities Disposed	(76)
Liabilities Divested (Note 4) (1)	(11)
Change in Estimated Future Cash Flows	2
Change in Discount Rate	(1,072)
Unwinding of Discount on Decommissioning Liabilities (Note 6)	132
Foreign Currency Translation	(4)
As at September 30, 2022	2,759
(1)     In connection with the Sunrise Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3.
As at September 30, 2022, the undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.2 percent (December 31, 2021 – 4.4 percent) and an inflation rate of two percent (December 31, 2021 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at September 30, 2022, the Company had $205 million in restricted cash (December 31, 2021 – $186 million).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

23. OTHER LIABILITIES

As at	September 30, 2022	December 31, 2021
Pension and Other Post-Employment Benefit Plan	226	288
Provision for West White Rose Expansion Project (1)	207	259
Provisions for Onerous and Unfavourable Contracts	99	99
Employee Long-Term Incentives	120	74
Drilling Provisions	26	56
Deferred Revenue	46	41
Other	140	112
	864	929
(1)    On May 31, 2022, the Company divested of 12.5 percent of its working interest in the White Rose field and satellite extensions reducing the provision by $47 million (see Note 9). Cenovus expects to draw down the provision by $49 million in the next twelve months.

24. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	September 30, 2022		December 31, 2021
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	2,001,211	17,016	1,228,870	11,040
Issued Under the Arrangement, Net of Issuance Costs	—	—	788,518	6,111
Issued Upon Exercise of Warrants	7,755	76	314	3
Issued Under Stock Option Plans	10,659	165	535	7
Purchase of Common Shares Under NCIB	(96,904)	(826)	(17,026)	(145)
Outstanding, End of Period	1,922,721	16,431	2,001,211	17,016
As at September 30, 2022, there were 43 million (December 31, 2021 – 30 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
In the nine months ended September 30, 2022, the Company purchased and settled 97 million common shares through the NCIB. The shares were purchased at a volume weighted average price of $22.10 per common share for a total of $2.1 billion. Paid in surplus was reduced by $1.3 billion, representing the excess of the purchase price of the common shares over their average carrying value. The common shares were subsequently cancelled. From October 1, 2022, through to November 1, 2022, the Company purchased an additional 4 million shares for $94 million. The current NCIB will end on November 8, 2022. On November 1, 2022, the Company received approval from the Board of Directors to make an application for another NCIB program and will apply to the TSX for approval to repurchase up to approximately 137 million of the Company’s common shares for twelve months once approved by the TSX.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

D) Issued and Outstanding – Preferred Shares
In the nine months ended September 30, 2022, there were no additional preferred shares issued. As at September 30, 2022, there were 36 million preferred shares outstanding (December 31, 2021 – 36 million), with a carrying value of $519 million (December 31, 2021 – $519 million).

As at September 30, 2022	Dividend Reset Date	Dividend Rate	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58%	10,740
Series 2 First Preferred Shares (1)	March 31, 2026	5.05%	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69%	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59%	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94%	6,000
(1)The floating-rate dividend was 1.86 percent for the period from December 31, 2021, to March 30, 2022, 2.35 percent for the period from March 31, 2022, to June 29, 2022, and 3.21 percent from the period from June 30, 2022 to September 29, 2022.
E) Issued and Outstanding – Warrants

	September 30, 2022		December 31, 2021
As at	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	65,119	215	—	—
Issued Under the Arrangement	—	—	65,433	216
Exercised	(7,755)	(25)	(314)	(1)
Outstanding, End of Period	57,364	190	65,119	215

25. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2020	(10)	27	758	775
Other Comprehensive Income (Loss), Before Tax	27	—	(76)	(49)
Income Tax (Expense) Recovery	(6)	—	—	(6)
As at September 30, 2021	11	27	682	720

As at December 31, 2021	28	27	629	684
Other Comprehensive Income (Loss), Before Tax	78	2	896	976
Income Tax (Expense) Recovery	(20)	—	—	(20)
As at September 30, 2022	86	29	1,525	1,640

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

26. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans which include net settlement rights (“NSRs”), Cenovus replacement stock options, performance share units, restricted share units and deferred share units.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at September 30, 2022	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	14,767	7,090
Cenovus Replacement Stock Options	4,211	2,807
Performance Share Units	8,702	—
Restricted Share Units	6,700	—
Deferred Share Units	1,625	1,625
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at September 30, 2022, were $12.37 and $11.82, respectively.

	Units Granted	Units Vested and Exercised/ Paid Out
For the nine months ended September 30, 2022	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	2,031	11,181
Cenovus Replacement Stock Options	—	5,380
Performance Share Units	3,224	1,413
Restricted Share Units	3,156	2,229
Deferred Share Units	467	115
In the nine months ended September 30, 2022, 10,155 thousand NSRs (see Note 24), with a weighted average exercise price of $12.95, were exercised and net settled for cash.
In the nine months ended September 30, 2022, 1,026 thousand NSRs with a weighted average exercise price of $11.23, were exercised and net settled for 423 thousand common shares (see Note 24).
In the nine months ended September 30, 2022, 102 thousand Cenovus replacement stock options were exercised with a weighted average exercise price of $14.98 and settled for 81 thousand common shares (see Note 24) and 5,278 thousand Cenovus replacement stock options, with a weighted average exercise price of $15.57, were exercised and net settled for cash.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Stock Options With Associated Net Settlement Rights	3	3	12	11
Cenovus Replacement Stock Options	(5)	3	36	17
Performance Share Units	1	9	66	30
Restricted Share Units	4	11	65	28
Deferred Share Units	(4)	2	14	11
Stock-Based Compensation Expense (Recovery)	(1)	28	193	97
Stock-Based Compensation Costs Capitalized	—	2	—	5
Total Stock-Based Compensation	(1)	30	193	102

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

27. RELATED PARTY TRANSACTIONS
Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 16). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.
The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or on a cost recovery basis with certain restrictions. For the three and nine months ended September 30, 2022, the Company charged HMLP $56 million and $133 million, respectively, for construction costs and management services (three and nine months ended September 30, 2021 – $101 million and $165 million, respectively).
The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus’s blending business. Cenovus also pays HMLP for transportation and storage services. For the three and nine months ended September 30, 2022, the Company incurred costs of $64 million and $197 million, respectively, for the use of HMLP’s pipeline systems, as well as transportation and storage services (three and nine months ended September 30, 2021 – $70 million and $215 million, respectively).

28. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, investments in the equity of companies, long-term receivables, lease liabilities, contingent payments, short-term borrowings, long-term debt and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, net investment in finance leases and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2022, the carrying value of Cenovus’s long-term debt was $8.8 billion and the fair value was $7.7 billion (December 31, 2021, carrying value – $12.4 billion, fair value – $13.7 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2021	53
Changes in Fair Value (1)	2
As at September 30, 2022	55
(1)     Changes in fair value are recorded in OCI.
B) Fair Value of Risk Management Assets and Liabilities
The Company’s risk management assets and liabilities consist of crude oil, condensate, natural gas, and refined product futures, and, if entered into, swaps, forwards, options and interest rate swaps; as well as renewable power contracts, power and foreign exchange swaps.
Crude oil, natural gas, condensate, refined product contracts and power swaps are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts, and interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2), respectively. The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques.
Risk management assets and liabilities are carried at fair value on the Consolidated Balance Sheets in accounts receivable and accrued revenues, and accounts payable and accrued liabilities (for short-term positions) and other liabilities (for long-term positions). Changes in fair value are recorded in the Consolidated Statements of Earnings within (gain) loss on risk management.
Cenovus suspended its crude oil sales price risk management activities related to WTI. Given the strength of Cenovus’s balance sheet and liquidity position, the Company determined these programs are no longer required to support financial resilience. All WTI positions related to crude oil sales price risk management were closed by June 30, 2022.
Summary of Unrealized Risk Management Positions

	September 30, 2022			December 31, 2021
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	44	43	1	46	116	(70)
Renewable Power Contracts	26	—	26	—	—	—
Foreign Exchange Rate Contracts	—	10	(10)	2	—	2
	70	53	17	48	116	(68)
Level 2 prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Level 3 prices are sourced from partially observable data used in internal valuations.
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	September 30, 2022	December 31, 2021
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(9)	(68)
Level 3 – Prices Sourced From Partially Observable Data	26	—
	17	(68)
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to September 30:

2022
Fair Value of Contracts, Beginning of Year	(68)
Change in Fair Value of Contracts in Place at Beginning of Year	(12)
Change in Fair Value of Contracts Entered Into During the Period	(1,530)
Fair Value of Contracts Realized During the Period	1,628
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(1)
Fair Value of Contracts, End of Period	17
C) Fair Value of Contingent Payments
The variable payment (Level 3) associated with the Sunrise Acquisition is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing discounted using a credit-adjusted risk-free rate. Fair value of the variable payment has been calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at September 30, 2022, the fair value of the variable payment was estimated to be $491 million applying a credit-adjusted risk-free rate of 6.8 percent. The maximum cumulative variable payment is $600 million.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

As at September 30, 2022, average WCS forward pricing for the remaining term of the variable payment C$72.38 per barrel. The volatility of WTI options and the Canadian-U.S. foreign exchange rates was 53 percent and 10 percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(56)	85
WTI Option Volatility	± five percent	(1)	1
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	—	—
The contingent payment (Level 3) associated with the acquisition of a 50 percent interest in FCCL from ConocoPhillips Company and certain of its subsidiaries ended on May 17, 2022. The final payment was made in July 2022.
D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Realized (Gain) Loss	(10)	184	1,628	725
Unrealized (Gain) Loss (1)	(18)	(27)	(88)	226
(Gain) Loss on Risk Management	(28)	157	1,540	951
(1)     All WTI positions related to crude oil sales price risk management were closed by June 30, 2022. In the three months ended June 30, 2022, Cenovus recorded a realized net loss related to these positions of $467 million.
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

29. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products, power consumption and carbon offset requirements. On April 4, 2022, Cenovus announced the suspension of its crude oil sales price risk management activities related to WTI. As at June 30, 2022, those risk management positions were closed.
The Company entered into risk management positions to help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect future cash flows. To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. To manage electricity costs associated with the production and transportation of crude oil, the Company may enter into power swaps and other energy instruments, including renewable power contracts. To manage exposure to carbon costs, the Company may enter into carbon credit instruments, which may be embedded in renewable power contracts or may be entered into separately.
As at September 30, 2022, the fair value of risk management positions was a net asset of $17 million and consisted of crude oil, natural gas, condensate, refined products, power and foreign exchange rate instruments. As at September 30, 2022, there were foreign exchange contracts with a notional value of US$220 million outstanding and no interest rate contracts or cross currency interest rate swap contracts outstanding.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

Net Fair Value of Risk Management Positions

As at September 30, 2022	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Futures Contracts Related to Blending (4)
WTI Fixed – Sell	4.0 MMbbls	October 2022 - May 2023	US$87.77/bbl	52
WTI Fixed – Buy	1.7 MMbbls	October 2022 - March 2023	US$84.11/bbl	(12)
Other Financial Positions (5)				(13)
Foreign Exchange Rate Contracts				(10)
Total Fair Value				17
(1)    Million barrels (“MMbbls”). Barrel (“bbl”).
(2)    Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3)    Contract terms represent various individual contracts with different terms, and range from one to eight months.
(4)    Condensate related futures contract positions consist of WTI contracts to help manage condensate price exposure.
(5)    Other financial positions consists of risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts, power swaps, renewable power contracts and the Company’s U.S. manufacturing and marketing activities.
A) Commodity Price, Interest Rate and Foreign Currency Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at September 30, 2022	Sensitivity Range	Increase	Decrease
WCS and Condensate Differential Price	± US$2.50/bbl Applied to WCS and Differential Hedges Tied to Production	(8)	8
Refined Products Commodity Price	± US$5.00/bbl Applied to Heating Oil and Gasoline Hedges	(3)	3
Natural Gas Basis Price	± US$0.10/MCF Applied to Natural Gas Basis Hedges	1	(1)
Power Commodity Price	± C$20.00/MWH Applied to Power Hedges	99	(99)
U.S. to Canadian Dollar Exchange Rate	± 0.05 in the U.S. to Canadian Dollar Exchange Rate	20	(23)
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at September 30, 2022, approximately 91 percent of the Company’s accruals, receivables related to Cenovus’s joint ventures and joint operations, trade receivables and net investment in finance leases were investment grade, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.2 percent as at September 30, 2022 (December 31, 2021 – 0.1 percent).

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt, and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 19, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at September 30, 2022	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,250	—	—	—	6,250
Long-Term Debt (1)	405	993	2,039	11,416	14,853
Contingent Payment	221	301	—	—	522
Lease Liabilities (1)	440	759	612	2,968	4,779

As at December 31, 2021	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,353	—	—	—	6,353
Short-Term Borrowings (1)	79	—	—	—	79
Long-Term Debt (1)	561	1,608	2,603	14,892	19,664
Contingent Payment	238	—	—	—	238
Lease Liabilities (1)	453	794	634	3,192	5,073
(1)     Principal and interest, including current portion if applicable.

30. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	September 30, 2022	December 31, 2021
Total Current Assets	12,263	11,988
Total Current Liabilities	7,934	7,305
Working Capital	4,329	4,683
As at September 30, 2022, adjusted working capital was $4.6 billion (December 31, 2021 – $3.8 billion), excluding assets held for sale of $nil (December 31, 2021 – $1.3 billion), the current portion of the contingent payment of $294 million (December 31, 2021 – $236 million) and liabilities related to assets held for sale of $nil (December 31, 2021 – $186 million).
Changes in non-cash working capital is as follows:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2022	2021	2022	2021
Accounts Receivable and Accrued Revenues	1,746	(399)	119	(1,273)
Income Tax Receivable	(111)	—	(88)	13
Inventories	1,138	(106)	(172)	(1,120)
Accounts Payable and Accrued Liabilities	(1,547)	452	(388)	1,092
Income Tax Payable	74	51	877	6
Total Non-Cash Working Capital	1,300	(2)	348	(1,282)

Net Change in Non-Cash Working Capital - Operating Activities	1,193	(166)	(98)	(1,498)
Net Change in Non-Cash Working Capital - Investing Activities	107	164	446	216
Total Non-Cash Working Capital	1,300	(2)	348	(1,282)

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2020	—	121	7,441	1,757
Acquisition	—	40	6,602	1,441
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	(108)	—	—
(Repayment) of Revolving Long-Term Debt	—	—	(350)	—
Issuance of Long-Term Debt	—	—	1,557	—
(Repayment) of Long-Term Debt	—	—	(2,336)	—
Principal Repayment of Leases	—	—	—	(222)
Base Dividends Paid on Common Shares	(106)	—	—	—
Dividends Paid on Preferred Shares	(26)	—	—	—
Non-Cash Changes:
Exchange Rate Movements and Other	—	(5)	6	(3)
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	115	—
Finance Costs	—	—	(49)	—
Lease Additions	—	—	—	101
Lease Modifications	—	—	—	6
Lease Re-measurements	—	—	—	(5)
Base Dividends Declared on Common Shares	106	—	—	—
Dividends Declared on Preferred Shares	26	—	—	—
As at September 30, 2021	—	48	12,986	3,075

As at December 31, 2021	—	79	12,385	2,957
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	(81)	—	—
(Repayment) of Long-Term Debt	—	—	(4,149)	—
Principal Repayment of Leases	—	—	—	(228)
Base Dividends Paid on Common Shares	(481)	—	—	—
Dividends Paid on Preferred Shares	(26)	—	—	—
Non-Cash Changes:
Exchange Rate Movements and Other	—	2	591	74
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	(29)	—
Finance Costs	—	—	(24)	—
Lease Additions	—	—	—	19
Lease Modifications	—	—	—	46
Lease Re-measurements	—	—	—	3
Lease Terminations	—	—	—	(2)
Base Dividends Declared on Common Shares	481	—	—	—
Dividends Declared on Preferred Shares	26	—	—	—
As at September 30, 2022	—	—	8,774	2,869

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2022

31. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program.
Future payments for the Company’s commitments are below:

As at September 30, 2022	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	426	1,657	1,884	1,498	1,381	14,483	21,329
Product Purchases (2)	440	1,762	1,635	996	996	4,730	10,559
Real Estate (3)	12	45	47	47	46	618	815
Obligation to Fund Equity-Accounted Affiliate (4)	20	92	107	98	98	226	641
Other Long-Term Commitments	300	113	88	76	96	444	1,117
Total Payments (5)	1,198	3,669	3,761	2,715	2,617	20,501	34,461
(1)    Includes transportation commitments of $9.1 billion (December 31, 2021 – $8.1 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the date of commencement.
(2)    Previously included in Transportation and Storage.
(3)    Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(4)    Relates to funding obligations for HCML.
(5)    Commitments are reflected at Cenovus’s proportionate share of the underlying contract.
As at September 30, 2022, the Company had commitments with HMLP that include $2.2 billion related to long-term transportation and storage commitments (December 31, 2021 – $2.6 billion). There were also outstanding letters of credit aggregating to $472 million (December 31, 2021 – $565 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.
Decommissioning Liabilities
Cenovus is responsible for the retirement of long-lived assets at the end of their useful lives. Cenovus has recorded a liability of $2.8 billion (December 31, 2021 – $3.9 billion), based on current legislation and estimated costs, related to its producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal. Actual costs may differ from those estimated due to changes in legislation and changes in costs.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.
Contingent Payments
In connection with the Sunrise Acquisition (see Note 4), Cenovus agreed to make quarterly variable payments from SOSP to BP Canada for up to two years subsequent to August 31, 2022, when the average WCS crude oil price exceeds $52.00 per barrel. As at September 30, 2022, the estimated fair value of the variable payment was $491 million (see Note 21). The maximum cumulative variable payment is $600 million.

Cenovus Energy Inc. – Q3 2022 Interim Consolidated Financial Statements	41